EXHIBIT 99.1

Medicenna Announces Results of Annual Meeting of Shareholders

TORONTO and HOUSTON, Sept. 21, 2022 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced the voting results from the Company’s annual meeting of shareholders held today, September 21, 2022 (the "Meeting").

Medicenna is pleased to announce that all of the nominees listed in the management proxy circular dated August 2, 2022 were elected as directors. Each of the directors was elected with greater than 97% of the votes cast by shareholders present at the Meeting or represented by proxy. The results of the vote are detailed below:

Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against
Dr. Fahar Merchant	24,859,038	97.878	538,956	2.122
Mr. Albert Beraldo	24,877,225	97.950	520,768	2.050
Ms. Karen Dawes	24,902,175	98.048	495,818	1.952
Dr. John (Jack) Geltosky	24,728,697	97.365	669,296	2.635
Ms. Rosemina Merchant	24,653,185	97.067	744,808	2.933
Dr. Chandrakant Panchal	24,820,996	97.728	576,997	2.272
Dr. John Sampson	24,840,678	97.806	557,315	2.194

Medicenna shareholders also voted to appoint PricewaterhouseCoopers LLP as auditor of the Company.

A total of 57.468% of the issued and outstanding common shares of the Company were represented in person and by proxy at the Meeting.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna's long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's IL-4 Empowered Superkine, MDNA55, has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com